82-3300

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

04024791

SUPPL

April 30, 2004

SEC MAIL PROCESSING RECEIVED MAY 03 2004 WASH. DC 155 SECTION

Securities Exchange Commissic
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

We forward herewith the following documents filed with the domestic Stock Exchanges, for your information and records, in compliance with the conditions contained under Rule 12g3-2(b) of the Securities and Exchange Act :-

1) Continual disclosure under **Regulation 8(3)** of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997.

2) Disclosure of Shareholding Pattern pursuant to **Clause 35** of the Listing Agreement with the domestic Stock Exchanges.

3) Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines pursuant to **Clause 49** of the Listing Agreement with the domestic Stock Exchanges.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

dlw 5/5

Encl : a/a

o/c

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

THE SECRETARY
THE STOCK EXCHANGE
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR, PLOT NO.C/1,
G BLOCK, BANDRA KURLA COMPLEX
BANDRA (EAST), MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sirs,

Sub : **Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.**

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for the financial year ending 31st March, 2004.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

Format for informing details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company)	Reliance Industries Limited
Date of reporting	As on March 31, 2004
Name of Stock Exchanges where shares of reporting Company are listed	The Stock Exchange, Mumbai The Calcutta Stock Exchange Association National Stock Exchange of India Limited

(I) Information about persons holding more than 15% shares of voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2004		As on March 31, 2003		Changes if any between (A) & (B)		As on record date for dividend (current year)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NIL	NIL	NIL	NIL	NIL	NIL	Not applicable					

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2004		As on March 31, 2003		Changes if any between (A) & (B)		As on record date for dividend (current year)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company							Not applicable					
- As per Annexure A attached	17 63 28 903	12.63	17 52 99 475	12.55	10 29 428	0.07						
Person(s) acting in concert with him												
- As per Annexure B attached	47 53 29 030	34.04	47 42 68 817	33.96	10 60 213	0.08						
TOTAL -->	65 16 57 933	46.67	64 95 68 292	46.52	20 89 641	0.15						

For Reliance Industries Limited

Surendra Pipara
Jt. Company Secretary

Place : Mumbai
Date : April 29, 2004

Annexure - A

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on March 31, 2004		As on March 31, 2003		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Shri M.D. Ambani	18 57 923	0.13	18 57 923	0.13	0	0.00
2	Shri A.D. Ambani	18 59 271	0.13	18 59 271	0.13	0	0.00
3	Smt. K.D. Ambani	36 65 227	0.26	36 65 227	0.26	0	0.00
4	Smt. Dipti D. Salgaokar	71 056	0.01	71 056	0.01	0	0.00
5	Smt. Nina B. Kothari	2 326	0.00	2 326	0.00	0	0.00
6	Shri R.H. Ambani	1 72 848	0.01	3 72 748	0.03	- 1 99 900	-0.01
7	Smt. Smita N. Ambani (deceased)	1 112	0.00	4 738	0.00	- 3 626	0.00
8	Smt. Jaswantiben B. Patel	0	0.00	1 200	0.00	- 1 200	0.00
9	Shri Dattaraj Salgaokar	88 070	0.01	88 070	0.01	0	0.00
10	Smt. Nita Ambani	16 99 073	0.12	16 99 073	0.12	0	0.00
11	Smt. Tina Ambani	16 50 832	0.12	16 50 832	0.12	0	0.00
12	Master Akash M. Ambani	16 81 595	0.12	16 81 595	0.12	0	0.00
13	Master Jayanmol Ambani	16 69 759	0.12	16 69 759	0.12	0	0.00
14	Ms. Isha M. Ambani	16 82 195	0.12	16 82 195	0.12	0	0.00
15	Ms. Nayantara B. Kothari	0	0.00	2 500	0.00	- 2 500	0.00
16	Shri B.H. Kothari	0	0.00	27 995	0.00	- 27 995	0.00
17	Clarion Investments and Trading Company Private Limited	78 71 364	0.56	76 97 193	0.55	1 74 171	0.01
18	Fiery Investments and Leasing Private Limited	1 10 75 630	0.79	1 08 71 530	0.78	2 04 100	0.01
19	Hercules Investments Private Limited	31 48 647	0.23	31 30 665	0.22	17 982	0.00
20	Jagdanand Investments and Trading Company Private Limited	9 56 604	0.07	9 56 556	0.07	48	0.00
21	Jagdishvar Investments and Trading Company Private Limited	10 67 453	0.08	10 03 480	0.07	63 973	0.00
22	Kankhal Investments and Trading Company Private Limited	5 90 601	0.04	5 26 628	0.04	63 973	0.00
23	Kedareshwar Investments and Trading Company Private Limited	6 48 303	0.05	6 12 330	0.04	35 973	0.00
24	Nikhil Investments Company Private Limited	50 59 714	0.36	50 59 614	0.36	100	0.00
25	Orson Trading Private Limited	67 66 567	0.48	66 43 985	0.48	1 22 582	0.01
26	Pams Investments and Trading Company Private Limited	31 84 983	0.23	31 85 010	0.23	- 27	0.00
27	Real Fibres Private Limited	42 82 054	0.31	39 73 090	0.28	3 08 964	0.02
28	Reliance Consolidated Enterprises Private Limited	24 88 734	0.18	24 88 734	0.18	0	0.00
29	Sanatan Textrade Private Limited	84 26 808	0.60	81 53 998	0.58	2 72 810	0.02
30	Petroleum Trust, through individual Trustees	10 46 60 154	7.50	10 46 60 154	7.50	0	0.00
	TOTAL -->	17 63 28 903	12.63	17 52 99 475	12.55	10 29 428	0.07

Annexure - B

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on March 31, 2004		As on March 31, 2003		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Sanchayita Mercantile Private Limited	3 42 59 091	2.45	3 42 59 091	2.45	0	0.00
2	Reliance Enterprises Limited	3 15 23 304	2.26	3 15 23 304	2.26	0	0.00
3	Florentine Trading Private Limited	2 61 15 686	1.87	2 61 15 560	1.87	126	0.00
4	Velocity Trading Private Limited	2 46 06 830	1.76	2 46 06 501	1.76	329	0.00
5	Madhuban Merchandise Private Limited	2 43 50 000	1.74	2 43 50 000	1.74	0	0.00
6	Ornate Traders Private Limited	1 95 67 290	1.40	1 95 67 444	1.40	- 154	0.00
7	Reliance Polyolefins Private Limited	1 90 90 909	1.37	1 90 90 909	1.37	0	0.00
8	Tresta Trading Private Limited	1 65 47 904	1.19	1 65 47 904	1.19	0	0.00
9	Amur Trading Private Limited	1 65 10 300	1.18	1 65 10 300	1.18	0	0.00
10	Reliance Capital Limited	1 64 73 878	1.18	1 64 26 584	1.18	47 294	0.00
11	Yangste Trading Private Limited	1 62 30 869	1.16	1 62 30 869	1.16	0	0.00
12	Reliance Aromatics and Pertochemicals Private Limited	1 60 29 090	1.15	1 60 29 090	1.15	0	0.00
13	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15	1 60 29 090	1.15	0	0.00
14	Reliance Chemicals Private Limited	1 45 68 372	1.04	1 45 68 372	1.04	0	0.00
15	Dainty Investment & Leasings Private Limited	93 75 779	0.67	93 75 947	0.67	- 168	0.00
16	Rashi Trading Company Private Limited	93 40 888	0.67	91 55 957	0.66	1 84 931	0.01
17	Saumya Finance & Leasing Company Private Limited	88 53 357	0.63	87 26 474	0.62	1 26 883	0.01
18	Fidelity Shares & Securities Private Limited	77 78 835	0.56	77 25 885	0.55	52 950	0.00
19	Riyaz Trading Private Limited	74 61 648	0.53	74 61 004	0.53	644	0.00
20	Kudrat Investment & Leasing (India) Private Limited	32 59 436	0.23	32 59 495	0.23	- 59	0.00
21	Rishiraj Merchandise Private Limited	26 57 916	0.19	26 12 524	0.19	45 392	0.00
22	Aavaran Textiles Private Limited	25 12 134	0.18	25 12 124	0.18	10	0.00
23	Silvassa Hydrocarbons and Investments Private Limited	24 95 328	0.18	24 95 328	0.18	0	0.00
24	Pururava Traders Private Limited	23 42 920	0.17	23 44 440	0.17	- 1 520	0.00
25	Silkina Trading Private Limited	23 36 680	0.17	23 36 816	0.17	- 136	0.00
26	Jogiya Traders Private Limited	22 89 059	0.16	22 89 122	0.16	- 63	0.00
27	Shangrila Investments & Trading Company Private Limited	21 69 827	0.16	21 33 854	0.15	35 973	0.00
28	Innova Tradecom Private Limited	20 01 159	0.14	20 01 465	0.14	- 306	0.00
29	Nirupama Traders Private Limited	19 36 163	0.14	19 20 263	0.14	15 900	0.00
30	Sundale Merchandise Private Limited	19 30 903	0.14	19 22 265	0.14	8 638	0.00
31	Chaitanya Commercials Private Limited	19 30 303	0.14	19 30 607	0.14	- 304	0.00
32	Gaylord Investments & Trading Company Private Limited	19 28 965	0.14	19 28 992	0.14	- 27	0.00
33	Gaiety Mercantile Private Limited	19 20 263	0.14	19 22 774	0.14	- 2 511	0.00
34	Elite Mercantile Private Limited	19 09 543	0.14	19 09 643	0.14	- 100	0.00
35	Sumiran Investments Private Limited	19 04 535	0.14	19 02 403	0.14	2 132	0.00
36	Swarag Traders Private Limited	19 01 707	0.14	19 01 538	0.14	169	0.00
37	Spellbound Trading Private Limited	18 72 868	0.13	18 72 018	0.13	850	0.00
38	Pratiksha Finance & Leasing Company Private Limited	18 69 900	0.13	18 69 849	0.13	51	0.00
39	Niharika Synthetics Trading Private Limited	18 60 356	0.13	18 60 356	0.13	0	0.00
40	Bhagirath Traders Private Limited	18 06 063	0.13	18 06 331	0.13	- 268	0.00
41	Parasakthi Trading Company Private Limited	18 01 090	0.13	17 80 817	0.13	20 273	0.00
42	Radharaman Textiles Trading Private Limited	17 93 605	0.13	17 92 804	0.13	801	0.00
43	Sridivya Trading Private Limited	17 85 093	0.13	17 84 743	0.13	350	0.00
44	Hexagon Trading & Investments Private Limited	17 72 649	0.13	17 61 357	0.13	11 292	0.00
45	Devpriya Mercantile Private Limited	17 72 413	0.13	17 60 785	0.13	11 628	0.00
46	Smruti Mercantile Private Limited	17 71 263	0.13	17 63 679	0.13	7 584	0.00
47	Swarna Traders Private Limited	17 60 813	0.13	17 62 171	0.13	- 1 358	0.00
48	Rajkiran Synthetics Private Limited	17 58 284	0.13	17 58 252	0.13	32	0.00
49	Avshesh Mercantile Private Limited	17 54 813	0.13	17 50 127	0.13	4 686	0.00
50	Vatayan Synthetics Private Limited	17 31 634	0.12	17 31 634	0.12	0	0.00
51	Rajniketan Traders Private Limited	17 22 214	0.12	17 22 364	0.12	- 150	0.00
52	Avada Trading Company Private Limited	16 47 705	0.12	16 47 597	0.12	108	0.00
53	Kalpavriksha Trading Private Limited	16 11 323	0.12	16 00 323	0.11	11 000	0.00
54	Vanraj Merchandise Private Limited	16 10 063	0.12	16 13 399	0.12	- 3 336	0.00
55	Deep Mercantile Private Limited	16 09 163	0.12	16 01 675	0.11	7 488	0.00
56	Cube Investments Private Limited	16 08 726	0.12	16 02 001	0.11	6 725	0.00
57	Platinum Commercials Private Limited	16 07 313	0.12	16 01 121	0.11	6 192	0.00
58	Ornamental Trading Enterprises Private Limited	15 85 463	0.11	15 78 490	0.11	6 973	0.00
59	Chandragupta Traders Private Limited	15 76 492	0.11	15 75 962	0.11	530	0.00
60	Kaveri Commercials Private Limited	15 31 182	0.11	15 31 308	0.11	- 126	0.00
61	Esteem Textiles Trading Private Limited	15 24 267	0.11	15 11 460	0.11	12 807	0.00
62	Srenik Traders Private Limited	15 10 254	0.11	15 10 390	0.11	- 136	0.00
63	Orator Trading Enterprises Private Limited	14 85 696	0.11	14 76 605	0.11	9 091	0.00
64	Ascent Tradecom Private Limited	14 70 794	0.11	14 70 340	0.11	454	0.00
65	Arundhati Traders Private Limited	14 48 956	0.10	14 49 056	0.10	- 100	0.00

Sr No	Name	As on March 31, 2004		As on March 31, 2003		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
66	Suprabhat Tradecom Private Limited	14 47 163	0.10	14 47 299	0.10	- 136	0.00
67	Shrusti Trading Private Limited	14 40 203	0.10	14 40 831	0.10	- 628	0.00
68	Khodiyar Trading & Investments Private Limited	14 40 063	0.10	14 40 123	0.10	- 60	0.00
69	Vasishtha Tradecom Private Limited	14 32 743	0.10	14 32 943	0.10	- 200	0.00
70	Kunjvan Texfab Private Limited	14 04 506	0.10	14 04 606	0.10	- 100	0.00
71	Unicom Trading Enterprises Private Limited	13 90 677	0.10	13 90 913	0.10	- 236	0.00
72	Revlon Trading Company Private Limited	13 79 109	0.10	13 76 493	0.10	2 616	0.00
73	Bloom Trading Private Limited	13 66 548	0.10	13 66 965	0.10	- 417	0.00
74	Lazor Syntex Private Limited	13 49 403	0.10	13 49 303	0.10	100	0.00
75	Dadhichi Texfab Private Limited	12 94 511	0.09	12 94 747	0.09	- 236	0.00
76	Hansdhwani Trading Company Private Limited	12 90 565	0.09	12 90 874	0.09	- 309	0.00
77	Vijeta Commercials Private Limited	12 87 300	0.09	12 87 832	0.09	- 532	0.00
78	Nirantar Merchandise Private Limited	12 87 263	0.09	12 80 543	0.09	6 720	0.00
79	Anusudha Tradecom Private Limited	12 80 291	0.09	12 80 937	0.09	- 646	0.00
80	Spark Tradecom Private Limited	12 80 063	0.09	12 80 273	0.09	- 210	0.00
81	Advitiya Fabrics Private Limited	12 41 229	0.09	12 40 906	0.09	323	0.00
82	Cyril Traders Private Limited	12 39 964	0.09	12 40 445	0.09	- 481	0.00
83	Rhino Bags Private Limited	12 38 812	0.09	12 37 459	0.09	1 353	0.00
84	Guruvas Textiles Private Limited	12 01 705	0.09	12 01 705	0.09	0	0.00
85	Reliance Welfare Association	11 70 734	0.08	11 70 734	0.08	0	0.00
86	Ranjana Traders Private Limited	11 69 075	0.08	11 62 055	0.08	7 020	0.00
87	Eminent Commercials Private Limited	11 34 563	0.08	11 22 659	0.08	11 904	0.00
88	Indra-dham Traders Private Limited	11 28 033	0.08	11 28 141	0.08	- 108	0.00
89	Antariksh Commercials Private Limited	11 27 463	0.08	11 27 583	0.08	- 120	0.00
90	Kinnari Merchandise Private Limited	11 27 081	0.08	11 20 194	0.08	6 887	0.00
91	Capable Commercials Private Limited	10 96 746	0.08	10 98 200	0.08	- 1 454	0.00
92	Shiny Leasing & Holdings Private Limited	10 96 296	0.08	10 95 306	0.08	990	0.00
93	Reliance Exports Private Limited(Formerly Vimal Fabrics Limited)	10 87 240	0.08	10 87 240	0.08	0	0.00
94	Kanakdhara Traders Private Limited	10 18 749	0.07	10 18 767	0.07	- 18	0.00
95	Vicraze Investments & Trading Company Private Limited	10 07 518	0.07	10 07 868	0.07	- 350	0.00
96	Aakrosh Investments & Leasing Private Limited	10 02 558	0.07	10 01 714	0.07	844	0.00
97	Prasiddhi Trading Private Limited	9 60 713	0.07	9 61 149	0.07	- 436	0.00
98	Antarang Traders Private Limited	9 60 609	0.07	9 61 287	0.07	- 678	0.00
99	Neelam Mercantile Private Limited	9 60 459	0.07	9 60 751	0.07	- 292	0.00
100	Anuchit Traders Private Limited	8 62 293	0.06	8 62 384	0.06	- 91	0.00
101	Lavanya Holdings & Trading Private Limited	8 60 313	0.06	8 60 603	0.06	- 290	0.00
102	Akshar Traders Private Limited	8 59 535	0.06	8 59 735	0.06	- 200	0.00
103	Shital Texturising Private Limited	8 57 788	0.06	8 57 068	0.06	720	0.00
104	Panchtirth Trading Private Limited	8 07 483	0.06	8 00 699	0.06	6 784	0.00
105	Charishma Investments Private Limited	8 07 209	0.06	8 00 751	0.06	6 458	0.00
106	Adbhut Trading Company Private Limited	7 89 464	0.06	4 20 368	0.03	3 69 096	0.03
107	Biraaj Textiles Trading Private Limited	7 84 997	0.06	7 84 552	0.06	445	0.00
108	Sugam Texturising Private Limited	6 52 262	0.05	6 53 231	0.05	- 969	0.00
109	Shruti Traders Private Limited	6 26 376	0.04	6 24 606	0.04	1 770	0.00
110	Chikki Fertilizers Trading & Agencies Private Limited	5 99 663	0.04	5 99 744	0.04	- 81	0.00
111	Avron Trading Private Limited	5 69 473	0.04	5 69 554	0.04	- 81	0.00
112	Navketan Commercials Private Limited	5 50 029	0.04	5 49 994	0.04	35	0.00
113	Akshya Textiles Trading & Agencies Private Limited	5 32 746	0.04	5 33 018	0.04	- 272	0.00
114	Bindi Chemicals Agencies & Trading Private Limited	4 81 504	0.03	4 80 944	0.03	560	0.00
115	Prolab Synthetics & Detergents Private Limited	3 12 500	0.02	3 12 500	0.02	0	0.00
116	Vita Investment & Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02	0	0.00
117	Classic Merchant Bankers Private Limited	2 92 265	0.02	2 92 260	0.02	5	0.00
118	Lordwest Investments & Trading Company Private Limited	2 80 652	0.02	2 80 652	0.02	0	0.00
119	Maxwell Dyes & Chemicals Private Limited	2 33 900	0.02	2 32 649	0.02	1 251	0.00
120	Tejasvi Trading Company Private Limited	2 30 663	0.02	2 30 663	0.02	0	0.00
121	Auspicious Investments Private Limited	1 99 989	0.01	2 00 013	0.01	- 24	0.00
122	Proline Investments Private Limited	1 65 783	0.01	1 51 783	0.01	14 000	0.00
123	Sameep Trading Private Limited	1 30 823	0.01	1 30 850	0.01	- 27	0.00
124	Lazor Detergents Private Limited	1 18 400	0.01	1 18 400	0.01	0	0.00
125	Yashasvi Holdings Private Limited	93 773	0.01	93 773	0.01	0	0.00
126	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01	0	0.00
127	Pratik Holdings & Trading Private Limited	36 842	0.00	37 022	0.00	- 180	0.00
128	Rajtilak Holdings & Trading Private Limited	32 109	0.00	32 127	0.00	- 18	0.00
129	Creditable Investments Private Limited	10 467	0.00	9 692	0.00	775	0.00
130	Darshan Securities Private Limited	8 000	0.00	8 000	0.00	0	0.00
131	Sihasan Holdings & Trading Private Limited	6 963	0.00	6 990	0.00	- 27	0.00
	TOTAL -->	*47 53 29 030*	*34.04*	*47 42 68 817*	*33.96*	*10 60 213*	*0.08*

O/C

Reliance Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

MS. CHITRA SEKHAR (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

Dear Sir/Madam,

Sub : **Distribution of shareholding as on quarter ended 31st March, 2004.**

We send herewith distribution of shareholding of the Company as on quarter ended 31st March, 2004, in terms of Clause 35 of the Listing Agreement.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 31.3.2004	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters**		
	Indian Promoters	17 63 28 903	12.63
	Foreign Promoters	0	0.00
2	**Persons acting in concert**	47 53 29 030	34.04
	Sub-Total	**65 16 57 933**	**46.67**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 55 15 806	1.83
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/	9 69 65 985	6.94
	Non-Government Institutions)		
c	FIIs	31 60 19 236	22.63
	Sub-Total	**43 85 01 027**	**31.40**
4	**Others**		
a	Private Corporate Bodies	1 87 12 212	1.34
b	Indian Public	18 98 59.207	13.60
c	NRIs/OCBs	1 19 96 696	0.86
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 50 461	6.13
	Sub-Total	**30 62 18 576**	**21.93**
	GRAND TOTAL	**139 63 77 536**	**100.00**

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.3.2004	
	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters**		
	Petroleum Trust (through Trustees)	10 46 60 154	7.50
2	**Persons acting in concert**		
a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
b	Reliance Enterprises Limited	3 15 23 304	2.26
c	Florentine Trading Private Limited	2 61 15 686	1.87
d	Velocity Trading Private Limited	2 46 06 830	1.76
e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
f	Ornate Traders Private Limited	1 95 67 290	1.40
g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
h	Tresta Trading Private Limited	1 65 47 904	1.19
I	Amur Trading Private Limited	1 65 10 300	1.18
j	Yangste Trading Private Limited	1 62 30 869	1.16
k	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
l	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
m	Reliance Capital Limited	1 64 73 878	1.18
n	Reliance Chemicals Private Limited	1 45 68 372	1.04
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
b	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	5 79 35 377	4.15
	Administrator of the Specified undertaking of the Unit Trust of India	1 67 40 947	1.20
c	**FIIs**		
	Emerging Markets Growth Fund Inc.	3 66 31 154	2.62
	Janus Worldwide Fund	2 13 89 917	1.53
	Merrill Lynch Capital Markets Espana S.A. Svb	2 24 56 495	1.61
4	**Others**		
a	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 50 461	6.13

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.3.2004	
		NO. OF SHARES	PERCENTAGE OF
1	FIIs	31 60 19 236	22.63
2	NRIs/OCBs	1 19 96 696	0.86
3	GDRs	8 56 50 461	6.13

NOTE :- 3 The Company is posting the above information on its website.

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 29, 2004

MS. NEHA GADA (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

Dear Sir/Madam,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 31st March, 2004.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033
Tel. : 3041 1841 / 3041 1821 Fax : 3041 106

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 31ST MARCH, 2004

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	-
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the annual report for the year 2003-2004.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Corporate Governance Report for the year ended 31st March, 2003 already furnished in the Annual Report for the year 2002-03 and for the current financial year it will be complied with in the Annual Report for the year 2003-2004.